

05036218

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-16482

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1-1-04___ AND ENDING __12-31-04__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ocean State Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

349 Fischer Circle
(No. and Street)

Portsmouth   RI   02871
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  George W. Glover   401-846-4100
                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FLYNN, William J.

(Name – if individual, state last, first, middle name)

1120 Aquidneck AVE   Middletown   RI   02842
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 9 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)




OATH OR AFFIRMATION

I, __George W. Glover__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Ocean State Securities, Inc.__ , as of __December 31,__ 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[Signature]
Signature

President
Title

[Notary signature]
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)..
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCEAN STATE SECURITIES, INC.
Statement of Financial Condition
At December 31, 2004

ASSETS

Current Assets

Cash	$4,190.24
Investment Account	$4,714.40
Commissions Receivable	$2.19
Total Current Assets	8,906.83

Property and Equipment

Office Furniture & Fixtures	$529
Total Fixed Assets	$529
Less Accumulated Depreciation	($529)
	$0

Total Assets	$8,906.83

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liablities

Commission Payable	$2.19
Total Current Laibilities	$2.19

Stockholders Equity
Common Stock
Retained Earnings

Total Stockholders Equity	$8,904.64
	$8,904.64
Total Liabilities and Stockholders' Equity	$8,906.83

OCEAN STATE SECURITIES, INC.
Statement of Income (Loss)
For the Year Ended December 31, 2004

Commissions	$124,783.31
Operating Expenses	
Bank Charges	$45.43
Printing & Stationery	$742.03
Commissions	$120,000.00
Supplies	$192.59
Telephone	$770.10
Insurance	$0.00
Dues	$890.00
State Taxes	$410.00
Legal & Accounting	$425.00
Total Operating Expenses	$123,475.15

Operating Profit	$1,308.16
Other Income (Expense)	
Interest Income	$35.23

Total Other Income (Expense)	$35.23
Net Profit	$1,343.39
	======================

OCEAN STATE SECURITIES, INC.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2004

Cash Flows from Operating Activities	
Net Income	$1,343.39
Adjustment to reconcile net income to net	
cash provided by operating activities	
Depreciation & Amortization	$0.00
(Increase) decrease in:	
Commissions Receivable	$36.25
Increase (decrease) in:	
Commissions Payable	$36.25
Cash Provided by	
Operating Activities	$1,343.39

Net Increase in Cash	$1,343.39
Cash at Beginning of Year	$7,561.25
Cash at End of Year	$8,904.64
	=====================
	$0.00

OCEAN STATE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
At December 31, 2004

Balance December 31, 2003	$7,561.25
Net Income	$1,343.39
Excess of Commissions Receivable over Commissions Payable (Net)	$0.00
Balance December 31, 2004	$8,904.64

OCEAN STATE SECURITIES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2004

	Balance 12/31/03	Balance 12/31/04
Subordinated Liabilities	0.00	0.00

OCEAN STATE SECURITIES, INC.
Computation of Net Capital
Assets-Liabilities; Aggregate Indebtedness; Net Capital
At December 31, 2004

ASSETS
Cash-Checking	$4,190.24
Oppenheimer Money Market Fund	$4,714.40
Commissions Receivable	$2.19

Total allowable Assets	$8,906.83

LIABILITIES

Commisions Payable	$2.19

Capital
Retained Earnings	$7,561.25
Profit & Loss (Cash Basis)	$1,343.39
Profit & Loss (Accrual Basis)	$0.00
Total Capital	$8,904.64

Total Liabilities and Stockholder's Equity

NET CAPITAL COMPUTATION
Stockholder's Equity	$8,904.64
Less Error Margin on Investments @ 2%	($94.29)

Net Capital	$8,810.35

Minimum Net Capital Required	$5,000.00
Net Capital to meet 120% Rule	$6,000.00
AllowableAggregate Indebtedness (15:1)	$132,155.25
Actual Indebtedness	$2.19

OCEAN STATE SECURITIES, INC.
Computation For Determination of Reseerve Requirements
Pursuant to Rule 15c3-3
At December 31, 2004

Ocean State Securities, Inc. is exempt from the reserve bank account requirements under Rule 15c3-3 by meeting all the requirements under Rule 15c3-3 by meeting all the requirements under paragraph (k).

OCEAN STATE SECURITIES, INC.
Information Relating to the Possession or Control
Requirements under Rule 15c3-3
At December 31, 2004

Ocean State Securities, Inc. is exempt from all the possession or control requirements under Rule 15c3-3.

OCEAN STATE SECURITIES, INC.
Reconciliation of the Computation of Net Capital
At December 31, 2004
Item (1)

There are no differences between the computation of Net Capital computed by Ocean State Securities, Inc. and that of the Auditor.

OCEAN STATE SECURITIES, INC.
Reconciliation Pursuant to Rule 17A-5(d)(4)
At December 31, 2004

There are no material differences existing between this audit and the Focus Report X-17A5, Part IIA for the quarterly period ending December 31, 2004.

OCEAN STATE SECURITIES, INC.
Bank Reconciliation
Newport Federal Savings Bank Acct #02--6006928
At December 31, 2004

Checking Account Balance	12/31/03	$2,882.08
Total Deposits		$124,883.31

Total		$127,765.39
Total Disbursements		$123,529.72
Other Bank Charges		$45.43

Checking Account Balance	12/31/04	$4,190.24

OCEAN STATE SECURITIES, INC.
Stocks & Bond Holdings
At December 31, 2004

StockAccount	Account #	
Oppenheimer Money Market Fund	200-2006610670	$4,714.40

OCEAN STATE SECURITIES, INC.
Statement of Commissions Receivable and Payable
At December 31, 2004

Account Name	Receivable	Payable	Balance
Glover	$2.19	$2.19	$0.00

OCEAN STATE SECURITIES, INC.
At December 31, 2004

Ocean State Securities, Inc. is not proposing to withdraw any capital or subordinating capital within the next six(6) months.

WILLIAM J. FLYNN
CERTIFIED PUBLIC ACCOUNTANT

Member American Institute of
Certified Public Accountants
Member RI Society of Certified
Public Accountants

1120 Aquidneck Avenue
Middletown, RI 02842
401-846-6767
Fax 401-849-4570
email: bflynn@ffg.necoxmail.com

January 20, 2005

Securities and Exchange Commission
Washington, DC 20549

             Re: Ocean State Securities, Inc.

Gentlemen:

I have examined the Statement of Financial Condition and Investment Portfolio of Ocean State Securities, Inc. As of December 31, 2004 and the related statements of Income and Expenses and Statement of Changes in Financial Condition for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

I have also been asked to prepare supplementary schedules and other data which are requirements for preparing Form X-17A-5 of the Securities and Exchange Commission and as such the verifications of the computations pursuant to Rules 15c3-1 and -3 were made and are a part of this report. They were performed in conformity with the accounting practices prescribed or permitted by the Security and Exchange Commission, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In my opinion, the financial statements and the supplementary information referred to above present fairly, in all material respects, the assets, liabilities and stockholder's equity of Ocean State Securities, Inc. As of December 31, 2004, and the results of its operations for the year then ended, on the basis of accounting described in the previous paragraph



William J. Flynn
Certified Public Accountant